787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

July 21, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
          Division of Corporation Finance

Re:	W. R. Berkley Corporation Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 27, 2015 File No. 001-15202
Dear Mr. Rosenberg:

On behalf of W. R. Berkley Corporation (“Berkley” or the “Company”), set forth below are Berkley’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated June 8, 2015 to Mr. Eugene G. Ballard, Executive Vice President -- Chief Financial Officer of the Company, responding to our previous letter dated May 14, 2015, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”).  For your convenience, we have set forth below the Staff's comments in italics, followed by Berkley’s responses thereto.

Notes to the Consolidated Financial Statements

(13)  Fair Value Measurement, page 71

1.
Refer to your response to our prior comment 2. Please expand your analyses under ASC 320-10-50-1B and ASC 820-10-50-2B provided in your response to our prior comment 1 to further support your determination of “major security types” and “classes” of fixed maturity securities herein and in Notes 4 and 12. In this regard, your disclosure on page 46 shows significant concentrations within state and municipal of special revenue fixed maturity securities and within corporate of asset-backed fixed maturity securities. Help us understand why these disclosures are material yet further disaggregation under ASC 320-10-50-1B and ASC 820-10-50-2B is not necessary. Also, compare and analyze the risks and economics between your special revenue versus your other state and municipal fixed maturity securities, and between your asset-backed corporate versus your other corporate fixed maturity securities.

As requested, commencing with its upcoming Quarterly Report on Form 10-Q, Berkley will disaggregate the disclosures for state and municipal bonds and corporate bonds included in note

Mr. Jim B. Rosenberg
 Securities and Exchange Commission
July 21, 2015

4, Investments in Fixed Maturity Securities (with respect to the Company’s available for sale securities),1 consistent with its disaggregated presentation of these asset classes in its Management’s Discussion and Analysis section on page 46 of its 2014 Form 10-K.  With this expanded presentation in note 4 (the first relevant note in the financial statements), we do not intend to repeat this disaggregated presentation in notes 12 and 13.

With this expanded presentation, Berkley does not believe that any further discussion of the risks and economics of its special revenue securities portfolio versus its other state and municipal fixed maturity securities, or of its asset-backed corporate securities versus its other corporate fixed maturity securities, is needed.

2.
 We have reviewed your proposed disclosure in response to our prior comment 3 and are not clear how it meets the disclosure objective in ASC 820-10-50-2bbb. As previously requested, please provide us, for each “class” of level 2 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement. To the extent that you use more than one technique in a class, tell us:

•	the extent to which you use each technique for the class;
•	what determines when each technique is used in the class; and
•	the inputs for each technique in the class.

As noted in our previous response letter of May 14, 2015, in light of the Staff’s comment, the Company will provide expanded disclosure in note 13, Fair Value Measurements regarding the valuation techniques and inputs it used to determine fair value, as set forth in Appendix A hereto (replacing the current first two paragraphs at the beginning of the note).  (Note that Appendix A attached to this letter includes some further enhancements to that included with our previous response letter.) This enhanced disclosure will be provided commencing with Berkley’s upcoming Quarterly Report on Form 10-Q.

The Company notes that an independent pricing service is used to value substantially all (98.5% at March 31, 2015) of the Company’s fixed maturity securities. After further considering the Staff’s comment and analyzing the various pricing techniques used by the independent pricing service, the Company verified that the pricing techniques used by this service do not differ among the subclasses of the Company’s Level 2 fixed maturity securities; instead, the determination of which specific techniques the pricing service uses for a given security at any particular time is based primarily upon the characteristics of the specific security and the availability of data, rather than on the class or subclass of security.2  Accordingly, the Company believes that its current disclosure (as proposed to be enhanced) appropriately

1   The Company’s held to maturity securities are currently not material; the Company would include a disaggregated presentation of these securities if, in the future, the amounts involved become material.
2   To clarify this, our proposed enhanced disclosure would state: The pricing services may prioritize inputs differently on any given day for any security based on market conditions, and not all inputs are available for each security evaluation on any given day.  See Appendix A.

Mr. Jim B. Rosenberg
 Securities and Exchange Commission
July 21, 2015

describes the pricing techniques used by the pricing service to value the Company’s Level 2 fixed maturity securities.

(14) Reserves for Losses and Loss Expenses, page 74

3.	We have reviewed your response to our prior comment 4. Please provide us proposed disclosure to be included in future periodic reports that includes the following:
•	The amount of your reserves that are discounted and the percentage represented by non-proportional versus proportional.
•	The reason that you do not use the statutory rates to discount the non-proportional reserves.
•
That the risk-free rate used for non-proportional is determined annually reflecting a weighted average rate for the period, once established no adjustments are made for that period, and subsequent adjustments for those reserves are discounted at the same rate regardless of when the adjustment is recognized.

In light of the Staff’s comment, the Company will provide the below enhanced disclosure in note 14, Reserves for Losses and Loss Expenses, commencing with its next Annual Report on Form 10-K (updated as appropriate).  (In this revised disclosure, to improve readability, the Company replaced the previous references to proportional/non-proportional business with more descriptive language.)

The Company discounts its liabilities for certain workers’ compensation reserves.  The amount of workers’ compensation reserves that were discounted was $2,187 million and $2,308 million at December 31, 2014 and 2013, respectively.  The aggregate net discount for those reserves, after reflecting the effects of ceded reinsurance, was $746 million and $837 million at December 31, 2014 and 2013, respectively.  At December 31, 2014, discount rates by year ranged from 2.0% to 6.5%, with a weighted average discount rate of 4.2%.

 The majority of discounted workers’ compensation reserves (98% of total discounted reserves at December 31, 2014) are excess workers’ compensation reserves.  In order to properly match loss expenses with income earned on investment securities supporting the liabilities, reserves for excess workers’ compensation business are discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These rates are determined annually based on the weighted average rate for the period.  Once established, no adjustments are made to the discount rate for that period, and any increases or decreases in loss reserves in subsequent years are discounted at the same rate, without regard to when any such adjustments are recognized.  The expected loss and loss expense

Mr. Jim B. Rosenberg
 Securities and Exchange Commission
July 21, 2015

payout patterns subject to discounting are derived from the Company’s loss payout experience.

The Company also discounts reserves for certain other long-duration workers’ compensation reserves (representing approximately 2% of total discounted reserves at December 31, 2014), including reserves for quota share reinsurance and reserves related to losses regarding occupational lung disease.  These reserves are discounted at statutory rates permitted by the Department of Insurance of the State of Delaware.

Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Rolf Sundwall (SEC)
Eugene G. Ballard (Berkley)
Ira S. Lederman (Berkley)
Matthew M. Ricciardi (Berkley)

Appendix A
(13)   Fair Value Measurements

       The Company’s fixed maturity and equity securities classified as available for sale and its trading account securities are carried at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:
Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 - Quoted prices for similar assets or valuations based on inputs that are observable.
Level 3 – Estimates of fair value based on internal pricing methodologies using unobservable inputs.  Unobservable inputs are only used to measure fair value to the extent that observable inputs are not available.
Substantially all of the Company’s fixed maturity securities were priced by independent pricing services. The prices provided by the independent pricing services are estimated based on observable market data in active markets utilizing pricing models and processes, which may include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, sector groupings, matrix pricing and reference data. The pricing services may prioritize inputs differently on any given day for any security based on market conditions, and not all inputs are available for each security evaluation on any given day. The pricing services used by the Company have indicated that they will only produce an estimate of fair value if objectively verifiable information is available.  The determination of whether markets are active or inactive is based upon the volume and level of activity for a particular asset class. The Company reviews the prices provided by pricing services for reasonableness and periodically performs independent price tests of a sample of securities to ensure proper valuation.
If prices from independent pricing services are not available for fixed maturity securities, the Company estimates the fair value.  For Level 2 securities, the Company utilizes pricing models and processes which may include benchmark yields, sector groupings, matrix pricing, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, bids, offers and reference data.  Where broker quotes are used, the Company generally requests two or more quotes and sets a price within the range of quotes received based on its assessment of the credibility of the quote and its own evaluation of the security.  The Company generally does not adjust quotes received from brokers.  For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial projections, credit quality and business developments of the issuer and other relevant information.
For Level 3 securities, the Company generally uses a discounted cash flow model to estimate the fair value of fixed maturity securities.  The cash flow models are based upon assumptions as to prevailing credit spreads, interest rate and interest rate volatility, time to maturity and subordination levels.  Projected cash flows are discounted at rates that are adjusted to reflect illiquidity, where appropriate.